SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company

Corporate Taxpayers` ID (CNPJ/MF): 02.558.115/0001 -21
Company Registry (NIRE): 33 300 276 963

ANNOUNCEMENT

TIM Participações S.A. (“Company”) hereby announces to its shareholders, the market in general and other interest parties as follows:

The members of the Board of Directors of the Company were gathered today and, in view of Mr. Stefano de Angelis resignation, decided to elect Mr. Gianandrea Castelli Rivolta as Chief Financial and Investors Relations Officer of the Company. It was also decided by the Board of Diretors members that, until the authorizations required to the vesting into office of Mr. Gianandrea Castelli Rivolta are issued by the competent Brazilian authorities, the function of Chief Financial and Investors Relations Officer will be performed ad interim by Mr. Mario Cesar Pereira de Araujo.

Mr. Gianandrea Castelli Rivolta has a degree on Political Sciences from Università Statale di Milano and a MBA title from SDA Bocconi. During his past experience, he was responsible for the Planning & Control Reporting for both fixed and mobile activities in Telecomitalia S.p.A.

Rio de Janeiro, September 5th 2007.

Giorgio della Seta Ferrari Corbelli Greco
Chairman of TIM Participações S.A. Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 06, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.